Exhibit 21.1
ASANA, INC.
SUBSIDIARY LIST

Name of Subsidiary	Jurisdiction of Organization
Asana Software Australia Pty Ltd	Australia
Asana Software Canada Ltd	Canada
Asana France SAS	France
Asana Germany GmbH	Germany
Asana Software Iceland ehf	Iceland
Asana Software Ireland Limited	Ireland
Asana Japan KK	Japan
Asana Software UK Limited	U.K.
Asana Software Singapore Pte. Ltd.	Singapore